UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

DS HEALTHCARE GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

23336Q109

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23336Q109                                             13G                                             Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS PHOENIX INVESTMENT FUND, INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Common Wealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,052,303 shares of common stock*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,052,303 shares of common stock*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,303 shares of common stock*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.64%*
12		TYPE OF REPORTING PERSON CO

*As of December 31, 2013.  Based on 13,768,326 shares of common stock outstanding as of November 12, 2013, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by the Issuer with the Securities Exchange Commission on November 14, 2013.

CUSIP No. 23336Q109                                             13G                                             Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS EZIO DA FONSECA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,052,303 shares of common stock*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,052,303 shares of common stock*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,303 shares of common stock*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.64%*
12		TYPE OF REPORTING PERSON IN

*As of December 31, 2013.  Based on 13,768,326 shares of common stock outstanding as of November 12, 2013, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by the Issuer with the Securities Exchange Commission on November 14, 2013.

CUSIP No. 23336Q109                                             13G                                             Page 4 of 7 Pages

Item 1(a).

Name of Issuer

DS Healthcare Group, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices

1601 Green Road, Pompano Beach, Florida, 33064.

Item 2(a) and 2(b).

Name of Person Filing and Address of Principal Office

This Schedule 13G is filed by and on behalf of:

(i) Phoenix Investment Fund, Inc. (“Phoenix”) with respect to shares of common stock, par value $0.001 per share, of DS Healthcare Group, Inc. (“Common Stock”) directly held by it; and

(ii) Ezio da Fonseca who serves as managing director of Phoenix with respect to the shares of Common Stock directly held by Phoenix. Phoenix and Mr. da Fonseca are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The business address of the Reporting Persons is Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas.

Item 2(c).

Citizenship

Phoenix is a Bahamian corporation

Mr. da Fonseca is a resident of Brazil

Item 2(d).

Title of Class of Securities

Common Stock, $.001 par value per share

Item 2(e).

CUSIP No.

23336Q109

Item 3.

If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

Not applicable.

CUSIP No. 23336Q109                                             13G                                             Page 5 of 7 Pages

Item 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Phoenix

(a)

Amount Beneficially Owned: 1,052,303 shares of Common Stock held by Phoenix.

(b)

Percent of Class:  7.64%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote   0

(ii)

Shared power to vote or to direct the vote   1,052,303 shares

(iii)

Sole power to dispose or to direct the disposition of    0

(iv)

Shared power to dispose or to direct the disposition of   1,052,303 shares

Ezio da Fonseca

(a)

Amount Beneficially Owned: 1,052,303 shares of Common Stock held by Phoenix.

(b)

Percent of Class:   7.64%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote   0

(ii)

Shared power to vote or to direct the vote   1,052,303 shares

(v)

Sole power to dispose or to direct the disposition of    0

(vi)

Shared power to dispose or to direct the disposition of    1,052,303 shares

Item 5.

Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. 23336Q109                                             13G                                             Page 6 of 7 Pages

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23336Q109                                             13G                                             Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2014

PHOENIX INVESTMENT FUND, INC.

By:	/s/ EZIO DA FONSECA
EZIO DA FONSECA
Its:	Managing Director

/s/ EZIO DA FONSECA
EZIO DA FONSECA